IMPORTANT INFORMATION REGARDING YOUR INVESTMENT

Salient Global Real Estate Fund

Salient Select Income Fund

Salient MLP & Energy Infrastructure Fund

Salient Tactical Growth Fund

Salient Tactical Plus Fund

Dear Shareholder:

As you may know, the Salient Funds (the “Fund(s)” or “Existing Fund(s)”) detailed above will be holding a special meeting of shareholders (the “Meeting”) to ask you to vote on a very important business initiative for each of the Funds. The Meeting will be held on November 4, 2022 at 10:00 a.m. Central Time. Prior to the Meeting, we are asking that all shareholders cast their vote in order to be represented at the Meeting and support the proposal as detailed below.

THERE IS ONLY ONE AGENDA ITEM WHICH IS THE FOLLOWING:

1.	To seek approval of a plan to reorganize (the “Proposal”) for each Salient Fund into a corresponding new fund (the “New Fund(s)”) in the Ultimus Managers Trust.

PLEASE NOTE: Each New Fund and the corresponding Existing Fund have the same investment objective, substantially similar fundamental investment policies and principal investment strategies, and similar risks. In addition, it is expected that each New Fund will be managed by the same portfolio manager(s) that currently manage the corresponding Existing Funds. Further, the contractual management fee rate for each New Fund is anticipated to be lower than the contractual management fee rate for the corresponding Existing Fund.

WHAT ARE THE BENEFITS OF THE PROPOSED REORGANIZATIONS?

As noted, each New Fund will have a lower management fee and a lower or equal overall expense ratio as compared to the Existing Fund. The New Funds will be managed with substantially similar fundamental investment policies and principal investment strategies, and similar risks. Finally, the reorganization is anticipated to be tax-free for Federal income tax purposes for the New Funds and their shareholders.

WE NEED YOUR HELP!

In order to complete the series of reorganizations, each Funds’ shareholders must approve their respective reorganization. The required vote for each Fund is the lesser of (i) 67% or more of the total number of outstanding shares of the Fund, if holders of more than 50% of the outstanding shares are present or represented by proxy at the Meeting; or (ii) more than 50% of the total number of outstanding shares of the Fund. Therefore, every vote is significant, including yours.

Three convenient voting methods . . .

Please vote TODAY so that your vote may be recorded prior to the special meeting on November 4, 2022. Even an Abstain vote will help us to reach the required quorum to hold the Meeting.

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 866-416-0565. Representatives are available Monday through Friday 9 a.m. to 10 p.m. and Saturday 10:00 a.m. to 6:00 p.m. Eastern Time.

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please review the proxy statement and cast your vote on the Proposal. The Board of Trustees recommends that you vote FOR the Proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/Westwood/docs/Salient_N14.pdf.

Thank you for your consideration.

Salient Partners

4265 San Felipe, 8th Floor

Houston, TX 77027

Important Information Regarding the Salient Funds Proxy

Dear NAME:

I’m following up on a recent letter you should have received, via email, announcing the start of the proxy mailing to your clients regarding the acquisition of the asset management business of Salient Partners, L.P. by Westwood Holdings Group, Inc.

You had clients in one or more of the Salient Funds as of the record date of September 22, 2022, who will be receiving important proxy information soon. Shareholders of each of the Salient Funds are being asked to consider and vote on a proposed mutual fund reorganization. Each fund of the Salient MF Trust and Forward Funds trust require shareholder approval to reorganize into a corresponding new series of the Ultimus Managers Trust to become part of the Westwood Funds family of mutual funds.

If you have discretion to vote on behalf of your clients, we kindly request that you review the Proxy Statement/Prospectus upon receipt. You can vote these shares through your standard internal voting process or call AST at 800-870-0126 and they will assist you in voting.

As described in the Proxy Statement/Prospectus, benefits of this Reorganization include, but are not limited to:

•	The Funds will be managed with substantially similar fundamental investment policies and principal investment strategies, and similar risks.
•	Each Fund will have a lower management fee and a lower or equal overall expense ratio
•	The direct and indirect costs of the Reorganization will not be incurred by the Funds

The Shareholder Meeting is scheduled for November 4, 2022.

We greatly appreciate your efforts in encouraging your clients’ participation in this important matter. If you have any questions on the reorganization or need anything from us, please feel free to reach out to me.

Thank you!

NAME

FSD003731 FOR008655 10182023